Exhibit 99.1


                               HOLLINGER INC.

                        SERIES II PREFERENCE SHARES


          Toronto, Canada, May 6, 1999 -- Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; NASDAQ: HLGCF) announced today that it has selected May 12, 1999 as the Initial Period Expiry Date for its Series II Preference Shares and that it is exercising its right to redeem for cash 13,083,526 of the outstanding Series II Preference Shares on June 11, 1999.

          At the end of their Initial Period the Series II Preference Shares change in nature to "mirror shares" which track a fixed number of Class A Common Shares of Hollinger International Inc. This fixed number (called the "Exchange Number") is 0.46. This means that after May 12, 1999 each Series II Preference Share which is not redeemed will entitle the holder to a dividend equal to the amount of any dividend on 0.46 of a Class A Common Share of Hollinger International Inc. (less any U.S. withholding tax thereon payable by Hollinger Inc. or any subsidiary thereof) and will be exchangeable for 0.46 of a Class A Common Share of Hollinger International Inc. (subject to a cash redemption option available to Hollinger Inc.). The Exchange Number has been calculated pursuant to the share terms by reference to the Canadian dollar equivalent of the weighted average trading price of the Class A Common Shares of Hollinger International Inc. on the New York Stock Exchange on the Determination Date. The Determination Date is May 5, 1999.

          Hollinger Inc. has exercised its right to purchase 13,083,526 of the Series II Preference Shares on June 11, 1999 for a cash redemption price per share of Cdn. $10.00 together with the 7% dividend accrued and unpaid thereon up to such date. Such Series II Preference Shares will be redeemed as nearly as practicable on the same pro rata basis from each holder.

          Upon completion of this redemption Hollinger Inc. will have issued and outstanding approximately 33 million retractable common shares, 25 million Series II Preference Shares (exchangeable for an aggregate of
11.5 million Class A Common


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Exhibit 99.1


Shares of Hollinger International Inc.) and approximately 10.5 million Series III Preference Shares.

          Hollinger is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

          For further information please call:

J. A. Boultbee                          Peter Y. Atkinson
Executive Vice-President and CFO        Vice-President and General Counsel
Hollinger Inc.                          Hollinger Inc.
(416) 363-8721                          (416) 363-8721